Exhibit 99.2
  Q4 2024   EARNINGS CALL  OFER HAVIV | PRESIDENT & CEO  March 06, 2025

 This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd. (the “Company”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization and production efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities and technology.   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel and those risks described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.   Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2  2  FORWARD LOOKING STATEMENT

 Earnings Call Q4 2024  AGENDA  Nir Nimrodi, New Chairman  Financial & Business Highlights  Evogene Overview  Subsidiaries’ 2025 Targets  Q&A  3  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 4  4  CEO UPDATE  Mr. Nir Nimrodi has served as Special Advisor to the Evogene board since 2020, and from September 2022 as a board member.  Mr. Nimrodi brings 25 years of diverse international experience in both start-ups and large global businesses in the life science, pharmaceutical, and biotechnology industries.  Mr. Nimrodi was the Chairman and CEO of Accellix Inc from June 2019 thru September 2024. Accellix aims to set a new standard in QC of Cell and Gene Therapies.  Prior to joining Accellix, Mr. Nimrodi served as the Chief Business Officer of Intrexon Corporation, a leader in synthetic biology. At Intrexon, Mr. Nimrodi held direct responsibility for all of the commercial stage enterprises. Mr. Nimrodi has led the transformation of Intrexon from an R&D organization to one with multiple products in the market, each with the potential of generating hundreds of millions of dollars annually.  Prior to Intrexon, Mr. Nimrodi has held positions with Life Technologies, Proneuron Biotechnologies, Mindsense Biosystems and Teva Pharmaceuticals.  Mr. Nimrodi holds a BA in Economics and an MBA from the Tel Aviv University.  Nir Nimrodi,   New Chairman of the Board

 Earnings Call Q4 2024  AGENDA  Nir Nimrodi, New Chairman  Financial & Business Highlights  Evogene Overview  Subsidiaries’ 2025 Targets  Q&A  5  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 6  6  CEO UPDATE  Financial Highlights:  In the year 2024, total revenues reached approximately $8.5 million compared to $5.6 million in the year 2023. The increase in revenues in year 2024, is mainly due to increase in AgPlenus' revenues from its collaboration with Bayer and an increase in Casterra’s seed sales.   In Q4 of 2024, total revenues reached approximately $1.6 million compared to $0.6 million in Q4 2023. The increase in revenues in Q4 2024, is mainly due to the increase in Casterra’s seed sales.   The main reason for the lower revenue in Q4 2024, compared to expectations, is the change in the delivery schedule of Casterra’s seeds from 2024 to 2025. In the entire Q4 2024, Casterra delivered ~76 tons, while in February 2025 alone, the company already delivered ~250 tons of castor seeds.   During 2024, Casterra delivered to its partner a total of ~215 tons of castor seeds. As stated, just in February this year, Casterra delivered ~250 tons – which reflects solving the bottle neck in seed production Casterra previously faced, that caused a delay in the delivery schedule and consequent price adjustments. Casterra is expecting to continue delivering castor seeds mainly from its existing inventory (~400 tons) to its partners throughout 2025, based on a new schedule and new orders to be received – some replacing previous 2023 orders.

 7  7  CEO UPDATE  Financial Highlights:  In the year 2024, total R&D expenses were approximately $16.6 million compared to $20.8 million in the year 2023. In Q4 of 2024, total R&D expenses were approximately $3.4 million compared to $5.5 million in Q4 2023. These decreases are mainly due to the end of Canonic's activity in Q2 2024 and a decrease in Biomica's and Lavie Bio's R&D activity mainly in Q4 2024.  During Q4 2024 and the beginning of 2025, Evogene established an expense reduction plan, that led to a reduction in headcount which will be completed by Q1 2025 of ~30%. The effect of this plan will be reflected starting Q1 2025.  In the year 2024, total G&A expenses were approximately $7.4 million compared to $6.1 million in the year 2023. G&A expenses in 2024 included one-time expenses of approximately $1.5 million resulting from Evogene’s fundraising and an allowance for a doubtful debt of one of Casterra’s seed suppliers.  Operating expenses in 2024 include other expenses totaling $0.5M occurring in Q1 due to the end of Canonic’s activity.

 8  8  CEO UPDATE  Business Highlights 2024 to date:  Evogene  Oct. 2024, collaboration with Google Cloud to pioneer generative AI foundation model for novel small molecule design.  Casterra  During 2024, Casterra delivered to its partner ~215 tons of castor seeds, ~76 tons in Q4 2024.  In February 2025 Casterra delivered to its partner ~250 tons of castor seeds.  Casterra expects to continue supplying castor seeds during the coming months for new orders received in 2025, replacing some of the orders from 2023, mainly from existing seed inventory (~400 tons).  Seed production in Africa:  - Oct. 2024, reporting key milestone in operational expansion in Q4, with completion of first shipment of over 100 tons of castor seeds grown and processed in Kenya.  - Completion of current harvest season by Feb. 2025, supporting current and future demands.  Seed production in Brazil:   - July 2024, completion of growing and harvesting season; seed shipment initiated in 2024 and continuing into 2025.  In Q1 2025 Casterra initiated PoC trials for castor grain farming in Africa and Brazil, using a new commercial growth protocol. Such grain will be used for oil production.

 Business Highlights 2024 to date:  Lavie Bio  Feb. 2024, new collaboration agreement with Syngenta to discover and develop novel bio-insecticides.  July 2024, ICL and Lavie Bio achieved a significant milestone in their collaboration, developing yield-increasing bio-stimulants for row crops under extreme weather conditions by leveraging AI to identify over a dozen novel microbial candidates.  Commercial expansion of Yalos® to winter wheat (July 2024) and to soybean (November 2024). Expected initial sales for soybean in spring 2025.  Nov. 2024, advancement of LAV321, a bio-fungicide targeting downy mildew, to pre-commercialization, following successful field trial results.  AgPlenus  Feb. 2024, new collaboration agreement with Bayer to develop a new sustainable weed control solution; AgPlenus entitled to an upfront payment, ongoing research funding, milestone payments and royalties.   March 2024, AgPlenus achieved a milestone with Corteva, in an existing collaboration agreement for novel herbicides.  Feb. 2025, AgPlenus announced discovery of a new MoA for fungicides against wheat disease (Septoria tritici blotch).  Biomica  Phase I of the clinical study for microbiome-based therapeutic BMC128 is nearing completion, with a prolonged positive response of 5 patients,  4 of whom are still active in the study (11 patients started). In June 2024, initial results presented at the ASCO annual conference.  Positive feedback from the FDA following a pre-IND meeting at the beginning of 2024; IND submission is expected in Q3 2025.  9  9  CEO UPDATE

 Earnings Call Q4 2024  AGENDA  Nir Nimrodi, New Chairman  Financial & Business Highlights  Evogene Overview  Subsidiaries’ 2025 Targets  Q&A  10  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 OUR VISION  PIONEER GROUNDBREAKING LIFE-SCIENCE PRODUCTS ROOTED IN MICROBES, SMALL MOLECULES, AND GENOMICS  DECODING BIOLOGY  11  OUR MISSION  WE MERGE LIFE-SCIENCE WITH BIG DATA AND CUTTING-EDGE AI TECHNOLOGIES TO EFFECTIVELY DISCOVER AND OPTIMIZE BREAKTHROUGH LIFE-SCIENCE BASED PRODUCTS

 DISCOVERY & OPTIMIZATION   WE DIRECT AND ACCELERATE LIFE-SCIENCE PRODUCT   through 3 dedicated AI tech-engines  MICROBES   GENETIC ELEMENTS  SMALL MOLECULES  The Result:  Promising candidates addressing multiple development challenges towards successful life-science-based products.  PROBABILITY OF SUCCESS   TIME   COST   12

A WORLD OF OPPORTUNITIES FOR OUR AI TECH ENGINES


CPB
MICROBES
SMALL MOLECULES
GENETIC ELEMENTS
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
MicroBoost AI
Microbials for crops
Food
Human & animal probiotics
Therapeutic microbials
Probiotics
Dietary supplements
Plastic degradation
Chemicals
Source for enzymes
Oil spill clearing
Waste-water treatments
ChemPass AI
Crop protection
Chemical stimulants
Animal healthcare
Animal fertility
Pharmaceuticals
Advanced wound care
Medical device coating
Flavors and Fragrances
GeneRator AI
Improved crops
Alternative food
Medical Cannabis
Gene therapy
Cell therapy
Diagnostics & precision medicine
Bio fuel
Fragrances
Natural food coloring
Novel enzymes

evogene DECODING BIOLOGY
13

 14  BUSINESS STRATEGY  Capture the value of our AI tech-engines through diverse collaborative partnerships to accelerate life-science product development  Partnering with experts in specific fields complements our technology, enabling groundbreaking innovations and financial gains for Evogene.  EVOGENE AI Tech Engines  Novel Life-Science   Product  PARTNER  Specific Expertise  MAXIMUM POTENTIAL MINIMUM RISK

 Aquaculture  Licensing   Collaboration  Improved crops  Crop protection  Pharmaceuticals  Microbials for crops  Therapeutic microbials  15  LICENSING & COLLABORATION | CURRENT STATUS  Food-Tech  AGRICULTURE & FOOD  PHARMA & WELLNESS  OTHER INDUSTRIES  AGRICULTURE & FOOD  PHARMA & WELLNESS  OTHER INDUSTRIES  AGRICULTURE & FOOD  PHARMA & WELLNESS  OTHER INDUSTRIES  SMALL MOLECULES  GENETIC ELEMENTS  MICROBES

 16  Group  COMMERCIAL & FINANCIAL PARTNERS  Investment & Collaboration  Collaboration  Investment & Collaboration  Collaboration  Collaboration  Investment  Collaboration  Collaboration  Collaboration  Collaboration  Collaboration

 17  17  LOOKING INTO 2025-2026  Evogene  Focus on enhancing ChemPass AI tech-engine’s competitive advantage for the pharma market segment (ex. - building foundation model with Google Cloud).  Engage in collaborations with bio-tech and academia for small-molecule drug discovery, utilizing ChemPass AI.  Continue the support and development of MicroBoost AI and GeneRator AI based on the needs of our subsidiaries, with their funding.  Evogene’s Subsidiaries  Focus on creating exit events for Evogene with respect to part of our subsidiaries.  Strengthen Casterra’s position as a profitable world leader in the castor oil market.  Support subsidiaries’ efforts in their strategic fundraising activities.  Strengthening Evogene’s Financial Position  Focusing Evogene's financial resources on a single tech engine & implementing its expense reduction plan are expected to substantially lower expenses.  The strategy to unlock value from our subsidiaries through exit events, dividends from profitable subsidiaries, and technology license payments is anticipated to enhance Evogene's financial position.

DRUG DEVELOPMENT BASED ON SMALL MOLECULES



CPB
MICROBES
SMALL MOLECULES
GENETIC ELEMENTS
AGRICULTURE & FOOD
PHARMA & WELLNESS
OTHER INDUSTRIES
MicroBoost AI
Microbials for crops
Food
Human & animal probiotics
Therapeutic microbials
Probiotics
Dietary supplements
Plastic degradation
Chemicals
Source for enzymes
Oil spill clearing
Waste-water treatments
ChemPass AI
Crop protection
Chemical stimulants
Animal healthcare
Animal fertility
Pharmaceuticals
Advanced wound care
Medical device coating
Flavors and Fragrances
GeneRator AI
Improved crops
Alternative food
Medical Cannabis
Gene therapy
Cell therapy
Diagnostics & precision medicine
Bio fuel
Fragrances
Natural food coloring
Novel enzymes

evogene DECODING BIOLOGY 18

 The Challenge: Discovering the right small molecule is like finding a needle in a haystack.   The Rewards: A solution offers the potential for significant financial impact.   The AI Revolution: AI enables the discovery and optimization of small molecule candidates, addressing multiple development requirements for a successful drug. This approach addresses the urgent need for novel drugs.   Early Adoption: The pharmaceutical industry is willing to invest in novel breakthrough technologies.  19  WHY PHARMA?

 MULTI-MILLION AGREEMENTS WITH GLOBAL PHARMA  20

WHY EVOGENE?

Unique Capabilities

Multidisciplinary Expertise
Integrating chemistry, biology, and AI for optimized drug discovery

AI-First Approach
Internal capabilities to develop propriety machine learning and deep learning algorithms

Collaborative Partnership
Proven ability to work with partners, to translate computational predictions into real-world drug candidates

ChemPass AI

evogene DECODING BIOLOGY

Technology Differentiation

De-Novo Application
Generative-AI for novel small molecules (NCEs)

First-in Class Foundation Model
State-of-the-art AI model, developed in collaboration with Google Cloud, enhanced de novo design

Multi-Parameter Optimization
Increase probability of success by de-risking later phases of drug development (efficacy, ADME, safety)

Vast Screening Capability
A deep learning platform leveraging a curated database of 40 billion compounds to identify the most promising candidates evogene DECODING BIOLOGY 21

22  AUSTRALIA  CANADA  SOUTH KOREA  ISRAEL  GERMANY  UK  DISCUSSIONS WITH POTENTIAL PARTNERS  USA

 Earnings Call Q4 2024  AGENDA  Nir Nimrodi, New Chairman  Financial & Business Highlights  Evogene Overview  Subsidiaries’ 2025 Targets  Q&A  23  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 24  Casterra focuses on developing integrated solutions for large-scale castor bean farming, utilizing GeneRator AI tech-engine  Powered by  Main targets for 2025  Increase castor seeds revenue in Africa with initial sales in Brazil and additional territories.   Initiate POC trials for grain farming for oil production, with a tier 1 partner in Kenya or Brazil.   Develop new varieties addressing market needs; advance at least two new lines to the pre-commercial phase.  Develop a solution for reducing ricin quantity in meal, to be used as organic fertilizer.  Strengthen and improve seed production facilities in Kenya and Brazil.

 25  Lavie Bio, a global leader in developing next generation ag-biological products, leveraging MicroBoost AI tech-engine   Main targets for 2025  Engage in a new collaboration agreement for fungicides (LAV311, LAV321).  Increase Yalos® revenue with initial sales in soybean.   Achieve R&D milestones in ICL collaboration toward commercial agreement.   Achieve R&D milestones in Corteva collaboration toward licensing agreement.   Powered by

 AgPlenus specializes in developing novel and sustainable crop protection products, utilizing Evogene’s ChemPass AI tech-engine  Powered by  26  Main targets for 2025  Achieve 2nd milestone in Corteva collaboration agreement.  Execute Bayer herbicide collaboration according to workplan.  Discover and advance 2-3 small molecules (hits) with new MoAs in Zymoseptoria program.  Engage in a new collaboration agreement for fungicide (Zymoseptoria).

 27  Biomica specializes in developing microbiome-based therapeutics for human health, utilizing Evogene's MicroBoost AI tech-engine  Powered by  Main targets for 2025  Complete Phase 1 study in oncology program; obtain full results and additional supporting clinical data.  Submit IND application to the US FDA and obtain FDA approval for the Phase 2 study.  Obesity and Longevity programs: complete discovery & in-vitro validations; seek partners for both programs.

 Earnings Call Q4 2024  AGENDA  Nir Nimrodi, New Chairman  Financial & Business Highlights  Evogene Overview  Subsidiaries’ 2025 Targets  Q&A  28  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 CFO UPDATE  ה  ה  29

 CFO UPDATE  ה  ה  30

 CFO UPDATE  Evogene Financial Performance 2024 and Q4 2024  31

 Earnings Call Q4 2024  AGENDA  Nir Nimrodi, New Chairman  Financial & Business Highlights  Evogene Overview  Subsidiaries’ 2025 Targets  Q&A  32  CEO Update / By Ofer Haviv  CFO Update / By Yaron Eldad

 THANK YOU